UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 21, 2016

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: September 21, 2016	By:	/s/ Rachel Agnew

	Name:	Rachel Agnew
	Title:	Company Secretary

bhpbilliton
BHP Billiton Limited Notice of Meeting 2016

Our Charter
We are BHP Billiton, a leading global resources company.
Our purpose is to create long-term shareholder value through the discovery, acquisition, development and marketing of natural resources.
Our strategy is to own and operate large, long-life, low-cost, expandable, upstream assets diversified by commodity, geography and market.
Our Values
Sustainability
Putting health and safety first, being environmentally responsible and supporting our communities.
Integrity
Doing what is right and doing what we say we will do.
Respect
Embracing openness, trust, teamwork, diversity and relationships that are mutually beneficial.
Performance
Achieving superior business results by stretching our capabilities.
Simplicity
Focusing our efforts on the things that matter most.
Accountability
Defining and accepting responsibility and delivering on our commitments.
We are successful when:
Our people start each day with a sense of purpose and end the day with a sense of accomplishment.
Our teams are inclusive and diverse.
Our communities, customers and suppliers value their relationships with us.
Our asset portfolio is world-class and sustainably developed. Our operational discipline and financial strength enables our future growth.
Our shareholders receive a superior return on their investment.
Andrew Mackenzie
Chief Executive Officer
2 BHP Billiton Limited Notice of Meeting 2016

Invitation from the Chairman
8 September 2016
Dear Shareholder
I am pleased to invite you to BHP Billiton Limited’s 2016 Annual General Meeting (AGM). The meeting will be held on Thursday 17 November 2016 at the Brisbane Convention and Exhibition Centre.
The AGM is an important part of BHP Billiton’s overall approach to governance. The AGM gives you the opportunity to talk to your Directors and senior management team, ask questions, and vote on the items of business which are explained in this Notice of Meeting.
To provide you with an opportunity to discuss issues with some of the Company’s senior executives, this year we have decided to supplement the AGM with a shareholder information session that will be held prior to the AGM. At that session, which will be led by your Chief Executive Officer, a brief update will be provided on community issues, developments with Samarco and climate change, and will be followed by a Q&A session. The information session will commence at 9.30am, followed by the AGM at 11.00am.
Samarco
We are deeply sorry to all those who have been affected by the tragic events at the Samarco iron operations in Brazil in November last year. BHP Billiton is committed to supporting Samarco’s response as they rebuild communities and restore the environment. BHP Billiton Brasil has now established a permanent presence in Belo Horizonte to ensure that we can continue to support Samarco’s remediation and recovery work over the longer term.
In November 2015, BHP Billiton, Samarco and Vale jointly commissioned an external investigation into the technical cause of the breach of the tailings dam. A panel of four geotechnical specialists from Brazil, Canada and the United States was engaged to provide the technical expertise to support the investigation. At the 2015 AGM of BHP Billiton Limited, I made a commitment that the findings from the investigation would be made public and would be shared with others in the resources industry. On 29 August 2016, the findings from the investigation were released. Please see our exchange release for more information.
Further information on Samarco is available in our Annual Report.
BHP Billiton Limited Notice of Meeting 2016 3

Invitation from the Chairman continued
Board renewal and succession planning
John Schubert has decided to retire at this year’s AGM. On behalf of all shareholders, I thank John for his outstanding service to the Board and the Group over many years, and wish him all the best for the future. We will miss his wise counsel and judgement.
To ensure orderly succession and renewal, the Board undertakes careful long-term planning, continually reviewing the appropriate composition of the Board. We look out over a five-year period to consider the mix of skills and experience which the Board will require over time. This mix should include diversity of gender, geographic location, nationality, skills, background, knowledge and experience.
As part of the continual Board renewal process, in August 2016 we announced that Ken MacKenzie would join the Board effective 22 September 2016. Ken has a proven track record, having led a successful company in a challenging sector for a decade. His extensive global and executive experience will enable him to make a significant contribution to the Board.
Together, your Directors contribute international business and senior executive experience; mining and oil and gas operating experience; knowledge of world capital markets; regulatory and government policy experience; an understanding of the health, safety, environmental and community challenges that we face; experience of successfully managing a global business in the context of uncertainty; and an understanding of the risk environment of the Group, including systemic risk such as financial crises and climate change.
Your Board believes that the overall composition of the Board enables it to effectively govern BHP Billiton on behalf of shareholders in the best interests of BHP Billiton.
BHP Billiton’s policy is to give shareholders the opportunity to formally vote on each Director each year. All your Directors are standing for re-election this year, except for Ken MacKenzie who will stand for election for the first time, and John Schubert who, as mentioned, is retiring at the BHP Billiton Limited AGM. The performance of each Director standing for re-election has been assessed and all Directors have been unanimously recommended for election or re-election.
The Board recommends that you vote in favour of all the Directors standing for election or re-election.
4 BHP Billiton Limited Notice of Meeting 2016

Remuneration
In considering the short-term incentive for the Chief Executive Officer (CEO) for FY2016, the tragic events at Samarco were a key consideration, along with the ongoing decline in commodity markets and its associated impact on our performance. Notwithstanding the CEO’s strong performance against agreed personal performance measures, the Board and Remuneration Committee exercised their discretion to determine that the CEO’s short-term incentive outcome for FY2016 should be zero.
BHP Billiton’s Remuneration Report is available in our Annual Report.
Board recommendation
The Board considers that all resolutions are in the best interests of shareholders of BHP Billiton, as a whole, and recommends you vote in favour of Items 1 to 20.
Conclusion
Thank you for your continued support of BHP Billiton. I encourage you to join us at the AGM and at the shareholder information session prior to the AGM, and I look forward to meeting as many shareholders as possible on the day.
Yours sincerely
Jac Nasser AO
Chairman
BHP Billiton Limited Notice of Meeting 2016 5

Annual General Meeting agenda
Thursday 17 November 2016
8.30am
Registration opens
Tea and coffee available
9.30am
Shareholder information session
10.30am
Break
11.00am
Annual General Meeting commences
Welcome to shareholders – Chairman
Review – Chief Executive Officer
Consideration of items of business and questions
Please join the Chairman, the Directors and senior management of BHP Billiton for refreshments after the Annual General Meeting.
Please refer to pages 28 to 29 of this Notice of Meeting for further details on the location of the meeting, including the map, and the transport network options.
Contents
Annual General Meeting agenda 6
Notice of Annual General Meeting 7
Explanatory Notes 11
Voting and participating 24
Location of the Annual General Meeting 28
Accessing information on BHP Billiton 30
Shareholder information 31
BHP Billiton Limited is a member of the BHP Billiton Group, which has its headquarters in Australia. Registered Office: 171 Collins Street, Melbourne Victoria 3000 Australia.
ABN 49 004 028 077 Registered in Australia.
In this Notice, BHP Billiton Limited refers to the company listed on the Australian Securities Exchange and BHP Billiton Plc refers to the company listed on the London Stock Exchange. Each is a member of the BHP Billiton Group, which has its headquarters in Australia. In this Notice, BHP Billiton Limited and BHP Billiton Plc together are referred to as BHP Billiton. BHP Billiton Limited and BHP Billiton Plc, and each of their respective subsidiaries, are referred to as the BHP Billiton Group or the Group.
The Boards of BHP Billiton Limited and BHP Billiton Plc must be identical and operate as one. In this Notice, the Board of BHP Billiton Limited and the Board of BHP Billiton Plc are referred to as the Board.
6 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
Notice of Annual General Meeting
Notice is given that the 2016 Annual General Meeting of shareholders of BHP Billiton Limited will be held at the Brisbane Convention and Exhibition Centre, Corner of Merivale and Glenelg Streets, Southbank, Brisbane, Queensland, Australia, on Thursday 17 November 2016 at 11.00am (Brisbane time) for the purpose of transacting the following business.
Items of business
Items 1 to 4 and 9 to 20 will be proposed as ordinary resolutions. Items 5 and 6 will be proposed as special resolutions. Items 7 and 8 will be proposed as non-binding ordinary resolutions.
Financial Statements and reports Item 1
To receive the Financial Statements for BHP Billiton Limited and BHP Billiton Plc for the year ended 30 June 2016 and the reports of the Directors and the Auditor.
Reappointment of auditor of BHP Billiton Plc Item 2
To reappoint KPMG LLP as the auditor of BHP Billiton Plc.
Remuneration of auditor of BHP Billiton Plc Item 3
To authorise the Risk and Audit Committee to agree the remuneration of KPMG LLP as the auditor of BHP Billiton Plc.
BHP Billiton Limited Notice of Meeting 2016 7

Notice of Annual General Meeting continued
General authority to issue shares in BHP Billiton Plc
Item 4
To authorise the Directors, pursuant to section 551 of the UK Companies Act 2006 and consistent with the rights conferred on the Directors pursuant to Article 9 of BHP Billiton Plc’s Articles of Association, to allot shares in BHP Billiton Plc or to grant rights to subscribe for shares or to convert any security into shares in BHP Billiton Plc (rights) for the period ending on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2017 (provided that BHP Billiton Plc may, before the expiry of this authority, make offers or agreements that would or might require shares in BHP Billiton Plc to be allotted, or rights to be granted, after such expiry and, notwithstanding such expiry, the Directors may allot shares in BHP Billiton Plc, or grant rights, in pursuance of such offers or agreements) up to an aggregate nominal amount of US$105,603,590.
This authority is in substitution for all previous authorities conferred on the Directors in accordance with section 551 of the UK Companies Act 2006, but without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.
Issuing shares in BHP Billiton Plc for cash
Item 5
To authorise the Directors, pursuant to sections 570 and 573 of the UK Companies Act 2006, to allot equity securities (as defined in section 560 of the UK Companies Act 2006) for cash and/or to sell or transfer any equity securities that are held by BHP Billiton Plc as treasury shares pursuant to the authority given by Item 4 and the power conferred on the Directors by Article 9 of BHP Billiton Plc’s Articles of Association as if section 561 of the UK Companies Act 2006 did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities:
(a) in connection with a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to (i) holders of ordinary shares on the register on a record date fixed by the Directors in proportion (as nearly as may be practicable) to their respective holdings and (ii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but in both cases subject to such exclusions or other arrangements as the Directors may consider necessary or expedient to deal with treasury shares, fractional entitlements or securities represented by depositary receipts or having regard to any legal or practical problems under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or otherwise howsoever; and
(b) otherwise than pursuant to paragraph (a) above, up to an aggregate nominal amount of US$52,801,795, and shall expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2017 (provided that this authority shall allow BHP Billiton Plc before the expiry of this authority to make offers or agreements that would or might require equity securities to be allotted after such expiry and, notwithstanding such expiry, the Directors may allot equity securities in pursuance of such offers or agreements).
8 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited)
Item 6
To generally and unconditionally authorise BHP Billiton Plc in accordance with section 701 of the UK Companies Act 2006 to make market purchases (as defined in section 693 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc (shares) on such terms and in such manner as the Directors may from time to time determine, provided that:
(a) the maximum aggregate number of shares hereby authorised to be purchased will be 211,207,180, representing 10 per cent of BHP Billiton Plc’s issued share capital;
(b) the minimum price that may be paid for each share is US$0.50, being the nominal value of such a share;
(c) the maximum price that may be paid for any share is the higher of (i) five per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares, and (ii) the higher of the price of the last independent trade and the highest current independent bid for an ordinary share in BHP Billiton Plc on the trading venues where the market purchases by BHP Billiton Plc pursuant to the authority conferred by this Item 6 will be carried out; and
(d) the authority conferred by this resolution shall, unless renewed prior to such time, expire on the later of the conclusion of the Annual General Meeting of BHP Billiton Plc and the Annual General Meeting of BHP Billiton Limited in 2017 (provided that BHP Billiton Plc may enter into a contract or contracts for the purchase of shares before the expiry of this authority that would or might be completed wholly or partly after such expiry and may make a purchase of shares in pursuance of any such contract or contracts as if the authority conferred hereby had not expired).
Approval of the Remuneration Report other than the part containing the Directors’ remuneration policy
Item 7
To approve the Remuneration Report for the year ended 30 June 2016 (other than the Directors’ remuneration policy report in section 3.3) as set out in section 3 of the Annual Report.
Approval of the Remuneration Report
Item 8
To approve the Remuneration Report for the year ended 30 June 2016 as set out in section 3 of the Annual Report.
BHP Billiton will disregard any vote cast (in any capacity) on Items 7 and 8 by or on behalf of a member of BHP Billiton’s Key Management Personnel (KMP) or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
BHP Billiton Limited Notice of Meeting 2016 9

Notice of Annual General Meeting continued
Approval of grant to Executive Director
Item 9
To approve the grant of awards to Executive Director, Andrew Mackenzie, under the Group’s long-term incentive plan as set out in the Explanatory Notes to this Notice of Meeting.
BHP Billiton will disregard any vote cast on Item 9 by Andrew Mackenzie or any of his associates, as well as any votes cast as a proxy on Item 9 by a member of BHP Billiton’s KMP or a KMP’s closely related party, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or by the Chairman of the meeting pursuant to an express authorisation to exercise the proxy.
Election of Directors
Items 10 to 20
With the exception of Ken MacKenzie, the following Directors retire under the Board’s policy on annual election and, being eligible, submit themselves for re-election. Mr MacKenzie is seeking election by shareholders for the first time (in accordance with the Constitution and Articles of Association), having been appointed a Director since the 2015 Annual General Meetings.
Item 10
To elect Ken MacKenzie as a Director of BHP Billiton.
Item 11
To re-elect Malcolm Brinded as a Director of BHP Billiton.
Item 12
To re-elect Malcolm Broomhead as a Director of BHP Billiton.
Item 13
To re-elect Pat Davies as a Director of BHP Billiton.
Item 14
To re-elect Anita Frew as a Director of BHP Billiton.
Item 15
To re-elect Carolyn Hewson as a Director of BHP Billiton.
Item 16
To re-elect Andrew Mackenzie as a Director of BHP Billiton.
Item 17
To re-elect Lindsay Maxsted as a Director of BHP Billiton.
Item 18
To re-elect Wayne Murdy as a Director of BHP Billiton.
Item 19
To re-elect Shriti Vadera as a Director of BHP Billiton.
Item 20
To re-elect Jac Nasser as a Director of BHP Billiton.
10 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
Explanatory Notes
The Explanatory Notes that follow form part of the Notice of Meeting and provide important information regarding the items of business to be considered at the Annual General Meeting (AGM).
Your vote is important. By voting, you are involved in the future of BHP Billiton.
Business
Items 1 to 4 and 9 to 20 will be proposed as ordinary resolutions. Items 5 and 6 will be proposed as special resolutions. Items 7 and 8 will be proposed as non-binding ordinary resolutions. All items of business at the AGM are joint electorate actions. The voting procedure explained on pages 24 to 27 ensures that both BHP Billiton Limited and BHP Billiton Plc shareholders can vote on these matters.
Item 1
Financial Statements and reports
The law in Australia and the United Kingdom requires Directors to lay before the meeting of shareholders the financial report (or statements) and the reports of the Directors and the Auditor for the year.
In accordance with BHP Billiton’s approach to corporate governance, shareholders in each of BHP Billiton Limited and BHP Billiton Plc are being asked to receive the reports and accounts of both companies.
In the interests of simplicity, one resolution is proposed in respect of the reports and accounts for both BHP Billiton Limited and BHP Billiton Plc, as the accounts for the BHP Billiton Group as a whole are presented in the BHP Billiton Annual Report.
Item 2
Reappointment of auditor of BHP Billiton Plc
The law in the United Kingdom requires shareholders to approve the appointment of a company’s auditor each year. The appointment runs until the conclusion of the next AGM.
KPMG has acted as the sole auditor of BHP Billiton Limited and BHP Billiton Plc since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors.
The law in Australia does not require a similar annual reappointment of an auditor. A resolution to reappoint the auditor of BHP Billiton Limited has, therefore, not been proposed.
BHP Billiton Limited Notice of Meeting 2016 11

Explanatory Notes continued
Item 3
Remuneration of auditor of BHP Billiton Plc
The law in the United Kingdom requires shareholders to either agree the remuneration of the auditor or authorise the company’s directors to do so. In accordance with United Kingdom requirements, shareholders are asked to authorise the Risk and Audit Committee to determine the remuneration of the auditor of BHP Billiton Plc.
The law in Australia does not impose the same requirement. A resolution in respect of the remuneration of the auditor of BHP Billiton Limited has, therefore, not been proposed.
Item 4
General authority to issue shares in BHP Billiton Plc
The purpose of this resolution is to renew the authority of the Directors to issue shares and other equity securities in BHP Billiton Plc.
The proposed authority would permit the Directors to allot shares with an aggregate nominal value of US$105,603,590.
This amount:
represents approximately 3.97 per cent of the total combined issued ordinary share capital of BHP Billiton Plc and BHP Billiton Limited (or 10 per cent of the total issued ordinary share capital of BHP Billiton Plc) as at 2 September 2016, being the latest practicable date before publication of this Notice of Meeting (the Latest Practicable Date);
is considerably lower than the maximum limit specified in the guidelines of major shareholder associations in the United Kingdom – the Investment Association and the Pensions and Lifetime Savings Association permit a maximum limit of one-third of the issued share capital or two-thirds in the case of a pre-emptive rights issue;
is considerably lower than the authority granted until the 2013 AGMs (a limit representing approximately 25 per cent was sought and granted at our AGMs until 2013, but the limit requested was reduced in 2014 to 10 per cent of the total issued ordinary share capital of BHP Billiton Plc, and this lower limit has been sought annually since then). The Board considers that the lowered limit strikes the appropriate balance between market practice in South Africa (where investors expect a significantly lower limit on the general authority to issue shares than is acceptable in the United Kingdom) and ensuring that sufficient capacity is retained to finance business opportunities that may arise during the year; and
is subject to the lower limit specified in Item 5 where shares are issued for cash on a non-pre-emptive basis.
This authority will expire at the conclusion of the BHP Billiton AGMs in 2017.
The Directors have no present plans to issue shares under this authority.
No shares were issued under the similar authority granted by shareholders at last year’s AGMs. As at the Latest Practicable Date, BHP Billiton Plc had 2,112,071,796 ordinary shares on issue and the total combined ordinary share capital of BHP Billiton Plc and BHP Billiton Limited was 5,323,762,901 ordinary shares.
12 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
Item 5
Issuing shares in BHP Billiton Plc for cash
The purpose of this resolution is to renew the authority of the Directors to issue ordinary shares and other equity securities and sell treasury shares in BHP Billiton Plc, for cash, without first offering them to existing shareholders in proportion to their holdings.
Paragraph (a) of Item 5 authorises the Board to issue shares and sell treasury shares for cash in connection with a rights issue or other pre-emptive offer.
Paragraph (b) of Item 5 authorises the Board to make other types of share issues (and sales of treasury shares, if any) for cash – for example, placements to people who are not currently shareholders. However, this authority in paragraph (b) is limited to shares with an aggregate nominal value of US$52,801,795.
This amount:
represents approximately two per cent of the total combined issued ordinary share capital of BHP Billiton Plc and BHP Billiton Limited (or five per cent of the total issued ordinary share capital of BHP Billiton Plc) as at the Latest Practicable Date; and
is lower than the limit set out in the Statement of Principles of the United Kingdom’s Pre-Emption Group, which reflect the views of The Investment Association and the Pensions and Lifetime Savings Association.
The Directors confirm their intention to follow the United Kingdom Pre-Emption Group’s Statement of Principles regarding usage of the paragraph (b) authority so that cumulative usage in excess of 7.5 per cent of the total issued share capital of BHP Billiton Plc (excluding treasury shares) within a rolling three-year period should not take place without prior consultation with shareholders.
The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs.
Item 6
Repurchase of shares in BHP Billiton Plc (and cancellation of shares in BHP Billiton Plc purchased by BHP Billiton Limited)
The purpose of this resolution is to renew BHP Billiton Plc’s authority to buy back its own shares, in the market.
The authority conferred by this item will only be exercised after considering the effects on earnings per share and the benefits for shareholders in BHP Billiton Plc and BHP Billiton Limited generally. The Directors believe that the authority to acquire shares in BHP Billiton Plc could be exercised in the future (whether by way of direct market purchases by BHP Billiton Plc, by way of the alternative mechanism described below or by way of a combination of both), although there is no present intention to do so as at the date of this Notice of Meeting.
The renewal of the authority being sought will expire at the conclusion of the BHP Billiton AGMs in 2017. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 211,207,180 ordinary shares, which represents 10 per cent of BHP Billiton Plc’s issued share capital as at the Latest Practicable Date. The maximum price that may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase and the minimum price that may be paid for any ordinary share is its nominal value of US$0.50.
If a decision was made to exercise the authority conferred by this Item, the BHP Billiton Plc shares could be bought back directly, or, alternatively, by a mechanism whereby BHP Billiton Limited purchases fully paid shares in BHP Billiton Plc on-market and then transfers those shares to BHP Billiton Plc for no consideration, following which BHP Billiton Plc would cancel those shares.
BHP Billiton Limited Notice of Meeting 2016 13

Explanatory Notes continued
Item 6 continued
This alternative mechanism would not have a different impact on the Group’s cash, gearing or interest levels to a direct buy-back of its own shares by BHP Billiton Plc. The Board wishes to maintain flexibility to pursue strategies that maximise the Group’s value and this form of arrangement may be an attractive option in terms of the Group’s capital management.
The aggregate number of BHP Billiton Plc ordinary shares that would be acquired (whether by way of direct market purchases by BHP Billiton Plc or by way of this alternative mechanism) would not exceed the maximum number of BHP Billiton Plc ordinary shares for which the buy-back authority is sought under Item 6 and the same maximum and minimum prices would apply to any purchases of BHP Billiton Plc shares by BHP Billiton Limited which are transferred to BHP Billiton Plc for cancellation.
As at the Latest Practicable Date, there were options and other awards under employee share plans outstanding to subscribe for 1,389,974 shares in BHP Billiton Plc. If exercised in full, these would represent 0.07 per cent of the issued share capital of BHP Billiton Plc as at the Latest Practicable Date. If the authority to buy back shares under Item 6 was exercised in full (or the maximum number of ordinary shares in respect of which the authority is given is acquired by the alternative mechanism described above, or by a combination of direct market purchases and the use of such mechanism), these options or other awards would, on exercise, represent
0.07 per cent of the issued share capital of BHP Billiton Plc, net of the shares bought back.
The UK Companies Act 2006 enables companies in the United Kingdom to hold any of their own shares they have purchased as treasury shares with a view to possible resale at a future date, rather than cancelling them. If BHP Billiton Plc were to exercise its buy-back authority, it may decide to hold any shares bought back by it as treasury shares. This would provide BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes. Any shares acquired by BHP Billiton Plc under the alternative mechanism described above will not be treated as treasury shares. BHP Billiton Plc currently holds no treasury shares.
The Directors did not use the equivalent authority granted by shareholders at last year’s AGMs.
Item 7
Approval of the Remuneration Report other than the part containing the Directors’ remuneration policy
Item 7 is an ordinary resolution required under UK law and is an advisory vote.
The resolution is to approve the Remuneration Report for the year ended 30 June 2016, as set out in section 3 of the Annual Report, other than the part containing the Directors’ remuneration policy report in section 3.3 of the Annual Report.
This resolution arises because the UK Companies Act 2006 requires the Remuneration Report to be split into a Directors’ remuneration policy report and a Directors’ annual report on remuneration. The remuneration policy is required to be put to a shareholder vote at least once every three years or if any changes are proposed. As BHP Billiton’s remuneration policy report was approved by shareholders at the 2014 AGMs and remains unchanged, a resolution to re-approve the remuneration policy of BHP Billiton has not been proposed. BHP Billiton’s remuneration policy will be put to shareholders again no later than at the 2017 AGMs.
14 BHP Billiton Limited Notice of Meeting 2016

Item 8
Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
Approval of the Remuneration Report
Item 8 is an ordinary resolution required under Australian law and is an advisory vote.
For Australian law purposes, the Remuneration Report for the year ended 30 June 2016 comprises the whole of section 3 of the Annual Report.
The Remuneration Report is set out in section 3 of the Annual Report and is available online at www.bhpbilliton.com.
Item 9
Approval of grant to Executive Director
It is proposed that Andrew Mackenzie, an Executive Director of BHP Billiton, be awarded securities under the Group’s Long-Term Incentive Plan (LTIP).
Each award under the LTIP is a conditional right to one ordinary fully paid share in BHP Billiton Limited.
Under the Australian Securities Exchange (ASX) Listing Rules, shareholder approval is required for an issue of BHP Billiton Limited securities to Directors. Approval is not required where the terms of the scheme under which the grants are made require that the underlying shares are purchased on-market and the terms applying to Mr Mackenzie’s awards (comprising the terms of grant and the applicable plan rules) satisfy this requirement. In addition, there is no requirement under UK law or the UK Listing Authority’s Listing Rules to get shareholder approval for the specific issue of BHP Billiton Plc securities to a Director on the terms proposed.
Although it is not required to do so, the Board wishes to seek approval for the acquisition of securities under the Group’s LTIP by Mr Mackenzie as a matter of good governance.
(a) The Board, on the advice of the Remuneration Committee, is proposing a grant of 339,753 LTIP awards.
The normal face value of Mr Mackenzie’s LTIP award, as approved by the Board, is equal to 400 per cent of Mr Mackenzie’s annual base salary (i.e. US$1,700,000 x 400 per cent
= US$6,800,000). Converting this amount (i.e. US$6,800,000) into Australian dollars by applying the US$/A$ exchange rate over the 12 months up to 30 June 2016 and then dividing that Australian dollar amount by the average daily closing price of BHP Billiton Limited shares traded on the ASX over the 12 months up to 30 June 2016, would result in a grant of 459,190 rights.
This normal face value was determined with the input of the Remuneration Committee’s independent adviser and takes into account the appropriate level of total remuneration, as assessed by reference to a number of factors, including the extent to which the total remuneration is appropriate for Mr Mackenzie’s role and the extent to which it is market competitive.
However, in light of the recent history of BHP Billiton’s share price, the Board is conscious of shareholder expectations in this respect. On advice from the Remuneration Committee, the Board is instead proposing to grant 339,753 LTIP awards to Mr Mackenzie in FY2017. This is the same number that was granted to Mr Mackenzie in December 2015. The face value of the 339,753 LTIP awards is US$5,032,000 – that is, US$1,768,000 or 26 per cent lower than the normal face value of US$6,800,000.
The LTIP award will be granted following the AGMs (if shareholder approval is provided).
For information on the LTIP, refer to section 3 of the Annual Report. The LTIP Rules are available online at www.bhpbilliton.com.
BHP Billiton Limited Notice of Meeting 2016 15

Explanatory Notes continued
Item 9 continued
(b) There is no cost to Mr Mackenzie on the grant of the LTIP awards. The awards will not have an exercise price and accordingly do not raise capital.
(c) Mr Mackenzie is the only Director (or associate of a Director) who has received securities under the employee equity plans since shareholder approval was last obtained in relation to the grant of awards to Mr Mackenzie under the Group’s Short-Term Incentive Plan (STIP) and LTIP at the 2015 AGMs. Mr Mackenzie was granted 69,566 rights under the STIP and 339,753 rights under the LTIP in accordance with those approvals and no consideration was payable by Mr Mackenzie in respect of those grants. Full details of those STIP and LTIP awards are set out in section 3.4.21 of the Remuneration Report.
(d) Mr Mackenzie is the only Director (or associate of a Director) entitled to participate in the LTIP in 2016.
(e) No loan will be made by BHP Billiton in connection with the grant of LTIP awards or the allocation to Mr Mackenzie of any shares on vesting of those awards.
(f) The LTIP awards will be granted prior to 17 November 2017.
Items 10 to 20
Election of Directors
Director election framework
The Boards of BHP Billiton Limited and BHP Billiton Plc must be identical and operate as one. In the interests of simplicity, one resolution is proposed in respect of the election of each candidate to both the Board of BHP Billiton Limited and to the Board of BHP Billiton Plc. Accordingly, in each resolution, reference to ‘BHP Billiton’ is a reference to both BHP Billiton Limited and BHP Billiton Plc. The resolution to appoint each candidate is proposed as a separate resolution.
Under the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc, at least one-third of Directors must retire (and may seek re-election) at each AGM. However, taking account of the recommendations in the UK Corporate Governance Code, the Board has adopted a policy under which all Directors seek re-election annually. All Directors are retiring and offering themselves for re-election, with the exception of Ken MacKenzie (who is seeking election by shareholders for the first time having been appointed a Director since the 2015 AGMs) and John Schubert (who has chosen to retire at this year’s BHP Billiton Limited AGM).
The Board annually reviews the performance of each Director seeking re-election at the AGMs, with assistance from the Nomination and Governance Committee. The review is designed to assess the effectiveness of each person. All Directors seeking re-election at the 2016 AGMs contributed to the review of every other Director during the year. The Nomination and Governance Committee has also reviewed the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board.
In addition, the Chairman, drawing on guidance from the Remuneration Committee, led an evaluation of the performance of the Chief Executive Officer (CEO) on behalf of all Non-executive Directors. The criteria used to assess the CEO’s performance are set out in sections 2.15 and 3 of the Annual Report.
On the basis of these reviews, the Board considers that all Directors seeking re-election demonstrate commitment to their role, that each Director continues to make a valuable contribution to the Board and that the Board as a whole has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively. Accordingly, the Board recommends to shareholders the re-election of all retiring Directors who offer themselves for re-election.
The Board also recommends to shareholders the election of Ken MacKenzie.
16 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
In recommending Jac Nasser for re-election, the Board took into account his tenure. The Board is satisfied that Mr Nasser’s tenure has not in any way compromised his ability to effectively discharge his obligations as a Non-executive Director, nor has it impaired his independence of character and judgement. The Board believes that Mr Nasser continues to make an outstanding contribution to the Board and the Nomination and Governance Committee.
All Non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship that could materially interfere with the exercise of their objective, unfettered or independent judgement. The Annual Report contains further information on the independence of Directors in section 2.9.
The biographical details, skills and experience of each of the Directors standing for election are set out below and in section 2.2.1 of the Annual Report.
Item 10
Ken MacKenzie BEng, FIEA, FAICD, 52
Ken MacKenzie has extensive global and executive experience, and a deeply strategic approach. From 2005 until 2015, he served as the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries. During his 23-year career with Amcor, Mr MacKenzie gained extensive experience across all of Amcor’s major business segments in developed and emerging markets in the Americas, Australia, Asia and Europe. Mr MacKenzie is currently a Senior Adviser with McKinsey & Company and serves on the Advisory Boards of American Securities Capital Partners and Adamantem Capital. His appointment as a Director of BHP Billiton will take effect from 22 September 2016.
Mr MacKenzie says: ‘BHP Billiton is a leading resources company operating in a challenging global environment. Part of BHP Billiton’s strength lies in its core commitment to sustainable business practices, its strong values and approach to corporate governance.
My experience as a CEO with a focus on strategy, organisational culture, operating and capital discipline will enable me to contribute to BHP Billiton maximising shareholder value.’
The Board recommends the election of Mr MacKenzie.
Item 11
Malcolm Brinded MA, 63
Malcolm Brinded has extensive experience in energy, governance and sustainability. He served as a member of the Board of Directors of Royal Dutch Shell plc from 2002 to 2012. During his
37-year career with Shell, he held various leadership positions in the United Kingdom, Europe, the Middle East and Asia, including Executive Director of Exploration and Production, Executive Director of Upstream International and Chairman and Upstream Managing Director of Shell UK. Mr Brinded is a former Director of Shell Petroleum N.V. and Network Rail Ltd, and a current Director of CH2M Hill Companies Ltd. He is Chairman of the Shell Foundation (since July 2009 and Trustee since June 2004), Chair-designate of Engineering UK (from October 2016) and President-elect of The Energy Institute, UK. He has been a Director of BHP Billiton since April 2014 and is a member of the Remuneration Committee and the Sustainability Committee.
Mr Brinded says: ‘The combination of outstanding assets, a clear strategy, strong focus on operational excellence and high calibre, committed leadership are key attributes of BHP Billiton. My experience running a global upstream oil and gas business and serving on diverse Boards, helps me to contribute to effective Board governance to maximise long-term shareholder returns, founded on continuous safety improvement and strong community relationships.’
The Board recommends the re-election of Mr Brinded.
BHP Billiton Limited Notice of Meeting 2016 17

Explanatory Notes continued
Item 12
Malcolm Broomhead MBA, BE, 64
Malcolm Broomhead has extensive experience in running industrial and mining companies with a global footprint and broad global experience in project development in many of the countries in which BHP Billiton operates. Mr Broomhead was Managing Director and Chief Executive Officer of Orica Limited from 2001 until September 2005. Prior to joining Orica, Mr Broomhead held a number of senior positions at North Limited, including Managing Director and Chief Executive Officer and, prior to that, held senior management positions with Halcrow (UK), MIM Holdings, Peko Wallsend and Industrial Equity. Mr Broomhead is currently Chairman of Orica Limited and is a former Chairman of Asciano Limited and a former Director of Coates Group Holdings Pty Ltd. He has been a Director of BHP Billiton since March 2010 and is a member of the Sustainability Committee and the Risk and Audit Committee.
Mr Broomhead says: ‘BHP Billiton is dedicated to the creation of long-term shareholder value in a sustainable manner, underpinned by a framework of excellent corporate governance that will further drive productivity.
Within this context, my experience as a CEO and Board member of global resource and industrial companies helps me contribute to the deliberations of the Sustainability Committee, Risk and Audit Committee and the Board.’
The Board recommends the re-election of Mr Broomhead.
Item 13
Pat Davies BSc (Mechanical Engineering), 65
Pat Davies has broad experience in the natural resources sector across a number of geographies, commodities and markets. From July 2005 until June 2011, Mr Davies was Chief Executive of Sasol Limited, an international energy, chemical and mining company with operations in 38 countries and listings on the Johannesburg and New York stock exchanges. He began his career at Sasol in 1975 and held a number of diverse roles, including managing the group’s oil and gas businesses, before becoming Chief Executive in July 2005. Mr Davies was a Director of Sasol Limited from August 1997 to June 2011 and is a former Director of various Sasol Group companies and joint ventures. Mr Davies has been a Director of BHP Billiton since June 2012 and is a member of the Remuneration Committee and the Sustainability Committee.
Mr Davies says: ‘My previous experience leading an organisation that operates in sectors similar to BHP Billiton enables me to assist the Board as it provides the strategic direction and sound governance needed to create sustainable value for shareholders and all other stakeholders.
Continuous improvement in many areas, including the management of people, operations, corporate governance, safety and environmental care, is essential to ensure an enduring competitive advantage. Given the long-term nature of investment decisions in the resources sector, it is particularly important that these decisions be well considered and effectively implemented. I hope to continue to make a contribution in this area.’
The Board recommends the re-election of Mr Davies.
18 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
Item 14
Anita Frew BA (Hons), MRes, Hon DSc, 59
Anita Frew has extensive board, strategy, marketing, governance and risk management experience in the chemicals, engineering, water and finance industries. She is the Chairman of Croda International Plc and Deputy Chairman of Lloyds Banking Group Plc. Ms Frew is a former Chairman of Victrex Plc, a former Senior Independent Director of Aberdeen Asset Management Plc and IMI Plc, and a former Non-executive Director of Northumbrian Water. During her executive career she was a Director of Abbott Mead Vickers plc, Director of Corporate Development at WPP plc and held various leadership positions with the Royal Bank of Scotland and Scottish Provident. She has been a Director of BHP Billiton since September 2015. She is a member of the Risk and Audit Committee.
Ms Frew says: ‘I believe that BHP Billiton’s strategic vision and dedication to high standards in the areas of sustainability, safety and environment set it apart from others. The combination of BHP Billiton’s ethical and responsible approach to business and its strong Board and leadership team contributes to the creation of shareholder value and benefits all stakeholders.
My extensive experience as a Non-executive Director, Senior Independent Director and Chairman of global industrial and financial companies has provided me with the skills and experience to meaningfully contribute to the Board’s deliberations. I have also built a strong understanding of shareholder expectations and am committed to progressing BHP Billiton’s commitment to governance and the creation of shareholder value.’
The Board recommends the re-election of Ms Frew.
Item 15
Carolyn Hewson AO, BEc (Hons), MA (Econ), 61
Carolyn Hewson is a former investment banker with over 30 years’ experience in the finance sector. Ms Hewson was previously an Executive Director of Schroders Australia Limited and has extensive financial markets, risk management and investment management expertise. Ms Hewson is a Non-executive Director of Stockland Group, a member of the Federal Government Growth Centres Advisory Committee and a Trustee of Westpac Foundation. Ms Hewson is a former Director of BT Investment Management Limited, Westpac Banking Corporation, AMP Limited, CSR Limited, AGL Energy Limited, the Australian Gas Light Company, South Australia Water and the Economic Development Board of South Australia, and a former member of the Advisory Board of Nanosonics Limited. She has been a Director of BHP Billiton since March 2010 and is the Chairman of the Remuneration Committee.
Ms Hewson says: ‘At BHP Billiton, the management team and Board are constantly mindful of the important responsibilities that accompany our position of significant global influence and size. We carry the clear objective to create long-term value for our shareholders, along with the responsibility to always have the highest regard for the safety of our people, to understand the needs of the communities and the environments in which we operate and to follow exemplary governance practices. In this way we aim to create long-term value in a sustainable manner.
Appropriately, our Board members bring a wide range of skills, experience and backgrounds to the Company, but we are united in our focus on the Company’s objectives and responsibilities. My background in finance and risk management as well as my experience across a number of sectors as a Non-executive Director provides a helpful base from which to complement the existing skills and experience of the Board.’
The Board recommends the re-election of Ms Hewson.
BHP Billiton Limited Notice of Meeting 2016 19

Explanatory Notes continued
Item 16
Andrew Mackenzie BSc (Geology), PhD (Chemistry), 59
Andrew Mackenzie has been the Chief Executive Officer of BHP Billiton since 10 May 2013 and was appointed to the Board on that date. Mr Mackenzie joined BHP Billiton in November 2008 as Chief Executive Non-Ferrous with responsibility for over half of BHP Billiton’s 100,000 strong workforce across four continents. During his 30-year career in oil and gas, petrochemicals and minerals, Mr Mackenzie has held a variety of senior leadership roles. Mr Mackenzie’s prior career included time with Rio Tinto, where he was Chief Executive of Diamonds and Minerals, and with BP, where he held a number of senior roles, including Group Vice President of Technology and Engineering and Group Vice President for Chemicals. Mr Mackenzie is a Director of the Grattan Institute, a member of the Business Council of Australia, Director of the International Council on Mining and Metals, Honorary President of the German-Australian Chamber of Industry and Commerce and a former Non-executive Director of Centrica plc.
Mr Mackenzie says: ‘It is an honour to lead one of Australia’s great companies and the world’s leading diversified natural resources company. Over the last year, I have continued to meet with and listen to our people, our shareholders and the many other stakeholders who contribute to our Company’s success. The last year has been challenging for our industry and we have continued to maintain our focus on what we do best – safely and efficiently deliver quality product to our customers. We are deeply sorry for the impact which the events at Samarco have had on the families of those who died and the people of Brazil. We continue to look to Our Charter to guide our decision-making on all aspects of our business, ensuring full consideration of environmental and social issues. I look forward to continuing the focus on our strategy of owning and safely operating large, low-cost, long-life assets diversified by commodity, geography and market.’
The Board recommends the re-election of Mr Mackenzie.
20 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
Item 17
Lindsay Maxsted DipBus, FCA, 62
Lindsay Maxsted is a corporate recovery specialist who has managed a number of Australia’s largest corporate insolvency and restructuring engagements and, until 2011, continued to undertake consultancy work in the restructuring advisory field. Mr Maxsted was Chief Executive Officer of KPMG Australia between 2001 and 2007. Mr Maxsted is currently the Chairman of Westpac Banking Corporation and of Transurban Group. He is also a Fellow of the Australian Institute of Company Directors and a Director and Honorary Treasurer of Baker IDI Heart and Diabetes Institute. Mr Maxsted was on the Board of the Public Transport Corporation from 1995 to 2001 and in his capacity as Chairman from 1997 to 2001 had the responsibility of guiding the Public Transport Corporation through the final stages of a significant reform process. He has been a Director of BHP Billiton since March 2011. He is Chairman of the Risk and Audit Committee.
Mr Maxsted says: ‘Those companies which consistently outperform their competitors and the market generally are usually underpinned by a superior vision and strategy, great values and high-quality people. The Board of BHP Billiton has, through focusing on these and the related issues of risk, sustainability and an appropriate governance framework, created an environment for success. Our risks are managed on an enterprise-wide basis. The natural diversification in our portfolio of commodities, geographies, currencies, assets and liabilities is a key element in our risk management approach.
My professional background as a CEO, as an adviser on large and complex corporate restructurings and, more recently, as a Non-executive Director in the banking and finance and infrastructure sectors, has provided me with a diverse range of skills and experience, particularly in a financial context, to draw upon and contribute as a Board member.
I feel very privileged to be offering myself for re-election.’
The Board recommends the re-election of Mr Maxsted.
BHP Billiton Limited Notice of Meeting 2016 21

Explanatory Notes continued
Item 18
Wayne Murdy BSc (Business Administration), CPA, 72
Wayne Murdy has a background in finance and accounting, where he gained comprehensive experience in the financial management of mining, oil and gas companies during his career with Getty Oil, Apache Corporation and Newmont Mining Corporation. Mr Murdy served as the Chief Executive Officer of Newmont Mining Corporation from 2001 to 2007 and as Chairman from 2002 to 2007. Mr Murdy is also a former Chairman of the International Council on Mining and Metals, a former Director of the US National Mining Association, a former member of the Manufacturing Council of the US Department of Commerce, a former Director of Weyerhaeuser Company and a former Director of Qwest Communications International Inc. He has been a Director of BHP Billiton since June 2009 and is a member of the Risk and Audit Committee.
Mr Murdy says: ‘BHP Billiton is one of the most valuable companies in the world, due to its ability to successfully invest and reinvest capital in tier one assets in the natural resource sector. This has been achieved by financial and operating discipline, while focusing on continuous improvement in safety, environmental protection and community relations. Strong Board commitment to strategy review, leadership development and governance best practices should continue to generate strong shareholder value. My background in the international minerals and petroleum industries, as well as financial and capital investment decisions, provides a wide range of experiences from which to contribute to Board discussions.’
The Board recommends the re-election of Mr Murdy.
Item 19
Shriti Vadera MA, 54
Shriti Vadera brings wide-ranging experience in finance, economics and public policy as well as extensive experience of emerging markets and international institutions. She is Chairman of Santander UK Group Holdings Plc and Santander UK Plc, and has been a Director of AstraZeneca Plc since 2011. She was an investment banker with S G Warburg/UBS from 1984 to 1999, on the Council of Economic Advisers, H M Treasury from 1999 to 2007, Minister in the UK Department of International Development in 2007, Minister in the Cabinet Office and Business Department 2008 to 2009 with responsibility for dealing with the financial crisis, G20 adviser 2009 to 2010, and advised governments, banks and investors on the Eurozone crisis, banking sector, debt restructuring and markets from 2010 to 2014. Baroness Vadera has been a Director of BHP Billiton since January 2011. She is the Senior Independent Director of BHP Billiton Plc and a member of the Nomination and Governance Committee and the Remuneration Committee.
Baroness Vadera says: ‘BHP Billiton is a global company working in a complex and changing market, geopolitical and regulatory environment. It continues to create shareholder value by maintaining the highest corporate governance standards, by focusing on operational excellence and rigorous implementation of an effective strategy, and through the calibre and commitment of its people. My experience in finance, governments, emerging markets and international institutions provides me with useful perspectives and helps me contribute to the Board’s deliberations and decisions.’
The Board recommends the re-election of Baroness Vadera.
22 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
Item 20
Jac Nasser AO, BBus, Hon DT, 68
Following a 33-year career with Ford Motor Company in various leadership positions in Europe, Australia, Asia, South America and the United States, Jac Nasser served as a member of the Board of Directors and as President and Chief Executive Officer of Ford Motor Company from 1998 to 2001. Mr Nasser has more than three decades of experience in large-scale global businesses and a decade of private equity investment and operating expertise. Mr Nasser is a Director of 21st Century Fox and Koç Holding A.Ş. and a member of the International Advisory Council of Allianz Aktiengesellschaft. Mr Nasser is a former Director of British Sky Broadcasting Group plc and of Brambles Limited and a former member of the Australian Prime Minister’s Business Advisory Council. He has been a Director of BHP Billiton since June 2006 and was appointed as Chairman in March 2010. Mr Nasser is Chairman of the Nomination and Governance Committee.
Mr Nasser says: ‘The primary responsibility of the Board is to facilitate the overall strength of the Company. This should focus on the optimal allocation of financial, capital and human resources, for creation of long-term shareholder value while also meeting the expectations of other stakeholders, including communities, employees, suppliers and customers and respecting the natural environment.
The tragic events at Samarco, in Brazil, in November last year deeply affected Board members and employees across BHP Billiton. The impact of the terrible events at Samarco has reinforced our commitment to the highest safety standards in the industry.
Governance codes emphasise the responsibility of the Chairman for leadership of the Board and ensuring its effectiveness across all aspects of its role. My global experience as a CEO, Board member and a private equity investor, together with my time on the BHP Billiton Board prior to becoming Chairman, has provided me with the background to lead the Board and ensure it performs effectively on behalf of shareholders and other stakeholders.’
The Board recommends the re-election of Mr Nasser.
By order of the Board
Margaret Taylor
Group Company Secretary
BHP Billiton Limited Notice of Meeting 2016 23

Voting and participating
Your vote is important. By voting, you are involved in the future of BHP Billiton.
Shareholders can vote by:
> attending the meeting and voting in person; or
> appointing an attorney or, in the case of corporate shareholders, a corporate representative to attend and vote; or
> appointing a proxy to attend and vote on their behalf.
There are also a number of ways you can participate in the Annual General Meeting (AGM).
How are votes calculated under the Dual Listed Companies structure?
In accordance with our Dual Listed Companies structure, all items of business at the 2016 AGMs are considered significant matters and are therefore joint electorate actions. Voting on joint electorate actions works as follows:
• if a BHP Billiton Plc shareholder votes at the BHP Billiton Plc AGM (to be held in London on 20 October 2016), an equivalent vote will be cast on the corresponding resolution at the meeting of BHP Billiton Limited;
• if a BHP Billiton Limited shareholder votes at the BHP Billiton Limited AGM (to be held in Brisbane on 17 November 2016), that vote will be treated as though it was also cast on the corresponding resolution at the meeting of BHP Billiton Plc;
• a resolution will be passed only if the votes cast in favour (after the votes of shareholders of both companies are added together) represent a majority of the votes cast (in the case of an ordinary resolution), or represent at least 75 per cent of the votes cast (in the case of a special resolution).
All items of business will be decided by way of a poll.
Am I entitled to vote at the meeting?
In accordance with Australian regulations, the Board has determined that a person’s entitlement to vote at the AGM will be the entitlement of that person set out in the Register of Shareholders as at 7.00pm Melbourne time (6.00pm Brisbane time) on Tuesday 15 November 2016. Share transfers registered after that time will be disregarded in determining entitlements to vote at the AGM.
In addition, Australian legal requirements limit the eligibility of certain people to vote on some of the items of business to be considered at the AGMs. The applicable voting exclusion (if any) for each item of business is set out immediately after the proposed resolution in this Notice of Meeting.
24 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
How do I register my attendance on the day of the AGM?
You must register to attend the shareholder information session and to vote at the AGM. The registration desks will be open from 8.30am (Brisbane time) and we ask that you arrive at least 30 minutes before proceedings commence to allow sufficient time to complete registration.
The proxy form you receive by post with your Notice of Meeting contains a personalised barcode, which can be scanned to register your attendance at the meeting. Please bring your proxy form with you to the meeting to make the registration process simpler.
I have a power of attorney from a shareholder – how can I attend and vote?
Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting, unless previously given to the Share Registrar.
I am a representative of a corporate shareholder – how can I attend and vote?
A shareholder that is a corporation may appoint an individual to act as its representative and to vote in person at the meeting in accordance with the Corporations Act. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the Share Registrar.
I hold American Depositary Shares – can I attend and vote?
The main contact for American Depositary Shares (ADS) holders who do not hold their investment directly is the registered shareholder, custodian or broker, or whoever administers the investment on their behalf. ADS holders may deal with them in relation to any rights under agreement with them to be appointed as proxy and to attend, participate in and vote at the meeting.
I want to vote but I can’t attend the meeting – what should I do?
If you cannot attend, you can appoint the Chairman of the meeting or any other person as your proxy, to attend and vote on your behalf.
• A proxy form accompanies this Notice of Meeting.
• A shareholder entitled to attend and cast two or more votes may appoint up to two proxies. A proxy need not be a shareholder and can be an individual or a body corporate. Each proxy will have the right to vote on a poll and to speak at the meeting. Further proxy forms are available by contacting the Share Registrar.
• A proxy appointment may specify the proportion or number of votes that the proxy may exercise. Where this is not specified and more than one proxy is appointed, the votes will be divided equally among the proxies (i.e. where there are two proxies, each proxy may exercise half the votes).
• If a proxy is not directed how to vote on an item of business, or should any resolution other than those specified in this Notice of Meeting be proposed at the meeting, the proxy may vote or abstain from voting on that resolution as they think fit.
• If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder’s behalf on the poll and the shares that are the subject of the proxy appointment will not be counted in calculating the required majority.
BHP Billiton Limited Notice of Meeting 2016 25

Voting and participating continued
I want to vote but I can’t attend the meeting – what should I do? continued
• Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned with a direction on how to vote but the nominated proxy does not attend the meeting, or does not vote on the resolution, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. It is intended that proxy appointments in favour of the Chairman of the meeting, the secretary or any Director that do not contain a direction on how to vote will be used where possible to support each of the resolutions proposed at Items 1 to 20 in this Notice of Meeting.
• The Key Management Personnel (KMP) of BHP Billiton (which includes each of the Directors, members of the Operations Management Committee and former members of the Group Management Committee) and their closely related parties (such as close family members and any controlled companies) will not be able to vote your proxy on any of Items 7, 8 and 9, unless you direct them how to vote. If you intend to appoint a member of the KMP as your proxy, please ensure that you direct them how to vote on Items 7, 8 and 9, by marking the voting boxes on the proxy form for those items. If you appoint the Chairman of the meeting as your proxy, or the Chairman of the meeting is appointed as your proxy by default, but you do not mark the voting boxes on the proxy form for any of Items 7, 8 and 9, by completing and returning the proxy form you will be expressly authorising the Chairman of the meeting to exercise your proxy on the resolutions for which voting boxes have not been marked even though they are connected with remuneration of the KMP.
• The proxy form must be signed by the shareholder or the shareholder’s attorney.
• Proxies appointed by corporations must be executed in accordance with the Corporations Act.
By when do I have to submit my proxy appointment?
• Proxies must be lodged by 12 noon Melbourne time (11.00am Brisbane time) on Tuesday
15 November 2016. Proxies lodged after this time will be invalid.
• Where the appointment of a proxy is signed by the appointor’s attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited or its Share Registrar at the address specified below, or by facsimile, by 12 noon Melbourne time (11.00am Brisbane time) on Tuesday 15 November 2016. If facsimile transmission is used, the power of attorney must be certified.
How do I submit my proxy appointment?
You can lodge your proxy using any of the following methods:
• Electronically by recording the proxy appointment and voting instructions via www.bhpbilliton.com or www.investorvote.com.au. You can log in on a computer or by using the BHP Billiton Limited mobile voting service for smartphones. Only registered BHP Billiton shareholders may access this facility and will need the Control Number, their Holder Identification Number (HIN) or Securityholder Reference Number (SRN) and postcode for their shareholding (each as shown on the proxy form). Once you have entered your voting instructions electronically, you will be asked to confirm your voting selections. At this point, you can request an email confirmation of your vote. Once you press ‘submit’, you will be taken to a screen that confirms your details have been received and processed. If you do not see this confirmation screen, you should contact the Share Registrar.
• By hand delivery or post using the pre-addressed envelope provided to:
BHP Billiton Share Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067
GPO Box 782, Melbourne VIC 3001 Australia;
• By fax to 1800 783 447 (within Australia) +61 3 9473 2555 (outside Australia); or
• For Intermediary Online users only (custodians) at www.intermediaryonline.com.
26 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
Can I ask questions at the meeting?
Discussion at the meeting will take place on all the items of business set out in this Notice of Meeting. Shareholders will have the opportunity to ask questions at the meeting (including an opportunity to ask questions of the auditor).
To ensure that as many shareholders as possible have the opportunity to speak, we ask you to observe the following courtesies:
• It would be appreciated if questions are kept as short as possible.
• Speakers are requested to restrict themselves to two questions or comments initially. Others may have waited some time to speak. If time permits, anyone wishing to speak more than once will be given a subsequent opportunity.
Shareholders who are unable to attend the meeting or who prefer to register questions in advance are invited to use the question form included with their proxy form (which is also available online at www.bhpbilliton.com).
I am not a shareholder – can I attend the meeting?
Non-shareholders (where they are not a proxy for a shareholder) who wish to attend the AGM are asked to register by 5.00pm Melbourne time (4.00pm Brisbane time) on Wednesday
16 November 2016, by emailing their details to BHPAGMattendance@computershare.com.au and will be able to sit in the main meeting room.
Non-shareholders (where they are not a proxy for a shareholder) are not able to attend the shareholder information session to be held prior to the AGM.
Will the meeting be webcast?
A live webcast of the AGM will be able to be viewed online at www.bhpbilliton.com.
When can I find out the results of the meeting?
Due to our Dual Listed Companies structure, the results of each resolution cannot be finalised until after both the AGM of BHP Billiton Plc and the AGM of BHP Billiton Limited are concluded. Voting results will be announced to the stock exchanges and made available online at www.bhpbilliton.com as soon as the poll is finalised after the BHP Billiton Limited meeting.
BHP Billiton Limited Notice of Meeting 2016 27

Location of the Annual General Meeting

Thursday 17 November 2016 – 11.00am (Brisbane time)

Brisbane Convention and Exhibition Centre (the Convention Centre)
Corner Merivale and Glenelg Streets
Southbank, Brisbane
Queensland, Australia



Brisbane
New Farm
10
M3
15
South Brisbane
23
East Brisbane



Montague Rd
Hope St
Fleet Ln
Queensland Museum & Sciencentre
Merivale St
Cordelia St
Peel St
Boundary St
Cultural Centre Busway Station
Victoria Bridge
George St
William St
Pacific Hwy
Brisbane River
Fish Ln
South Brisbane Station
Russell St Pkwy
Clem Jones Promenade
Brisbane Convention & Exhibition Centre
Melbourne St
Manning St
Cordelia St
Grey St
Russell St
Edmondstone St
Glenelg St
Main Entrance
Musgrave Park
Browning St
Stanley St Plaza
Little Stanley St
Merivale St
Ernest St
Colchester St
Oconnell St
Besant St
Tribune St

28 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
Transport options
For all public transport information, or to plan your journey, please contact Translink on 13 12 30 or visit their website http://translink.com.au/.
Bus
The Cultural Centre Station on Melbourne Street and the South Bank Busway Station (corner of Colchester and Tribune Streets) are the closest bus stations to the Convention Centre.
Train
South Brisbane Railway Station is adjacent to the Convention Centre on Grey Street.
You can catch the Airtrain from South Brisbane station to Brisbane’s international and domestic airports. Tickets are available for this service from the Convention Centre’s Information Desk.
CityCat
CityCats operate every day and stop at the South Bank River Terminal on the Clem Jones Promenade. The inner-city ferry travels between the CBD, North Quay and Kangaroo Point, stopping at South Bank Terminal 1 and 2 on the Clem Jones Promenade.
Walking
Russell Walk connects pedestrians between Merivale and Grey Street underneath the building.
Taxi
Taxi ranks are located outside the main entrance to the Convention Centre on Merivale Street. There is also a taxi drop off located at the Convention Centre Grey Street entrance. Taxi companies in Brisbane and surrounding areas include Yellow Cabs (phone 13 19 24 within Queensland) and Black and White Taxis (phone 13 32 22 within Brisbane).
Car
Car parks 1 and 2 provide the best access to the Convention Centre’s Great Hall. Access to these car parks is via Merivale Street.
Guests should make their way to the lifts/stairs on the Merivale Street side of the car park then make their way up to the Foyer level.
Parking costs for a car are 0–2 hours A$18, 2–5 hours A$21, 5–7 hours A$23, 7+ hours A$28. Motorbikes incur a flat fee of A$13.
Special needs
The AGM will be held in the Convention Centre’s Great Hall on the Foyer level. The closest entrance is via Merivale Street.
A lift is located adjacent to the main entrance stairs on the left hand side.
There is a drop off area in Glenelg Street, which offers protection from the weather. You can enter the building through the Lower Foyer from Glenelg Street. The Lower Foyer has lifts accessing all levels of the building.
Wheelchair accessible toilets are located on every level through all foyers, exhibition areas and concourse areas.
All accessible toilets have hand basins and are fitted with handrails and a monitored emergency duress system.
Car parking
Designated disabled parking bays are available in car parks 1, 2 and 3, enter from Merivale Street. Access from the car park to the building is via the lifts located close to the car park entrance lobbies.
Guide dogs
Guide dogs, hearing dogs and other assistance dogs are welcome. The Convention Centre asks that dogs wear their working vest identifying their role at all times.
Induction loops
There are induction loops fitted in the Convention Centre’s Great Hall that can be accessed during the meeting.
BHP Billiton Limited Notice of Meeting 2016 29

Accessing information on BHP Billiton
All up-to-date shareholder information is available online at www.bhpbilliton.com
Online shareholder services
• check your holding
• register to receive electronic shareholder communications
• update your records (including address and direct credit details)
• access all your securities in one portfolio by setting up a personal account
• vote online
Latest news
Reports and presentations
Company overview (including
Our BHP Billiton Charter, structure and governance)
Subscribe to receive news alerts sent directly to your email address
www.linkedin.com/company/bhp-billiton
www.youtube.com/bhpbilliton
www.twitter.com/bhpbilliton
BHP Billiton produces a range of publications that can be viewed or downloaded at www.bhpbilliton.com. You can also elect to receive a paper copy of the Annual Report through the Share Registrar.
bhpbilliton
Integrity Resilience Growth Annual Report 2016
bhpbilliton
Integrity Resilience Growth Sustainability Report 2016
bhpbilliton
Integrity Resilience Growth
Economic contribution and payments to governments Report 2016
Annual Report 2016
Sustainability Report 2016
Economic contribution and payments to governments Report 2016
If you would like further information or would like to change your previous election in relation to electronic or hard copy communications, please contact:
Share Registrar
1300 656 780 (from within Australia)
+61 3 9415 4020 (from elsewhere)
30 BHP Billiton Limited Notice of Meeting 2016

Annual General Meeting agenda
Notice of Annual General Meeting
Explanatory Notes
Voting and participating
Location of the Annual General Meeting
Accessing information on BHP Billiton
Shareholder information
Share Registrars and Transfer Offices
Australia
BHP Billiton Limited Registrar
Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal address – GPO Box 2975
Melbourne VIC 3001
Telephone 1300 656 780 (within Australia)
+61 3 9415 4020 (outside Australia)
Facsimile +61 3 9473 2460
Email enquiries: www.investorcentre.com/bhp
United Kingdom
BHP Billiton Plc Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS13 8AE
Postal address (for general enquiries) –
The Pavilions, Bridgwater Road
Bristol BS99 6ZZ
Telephone +44 (0) 344 472 7001
Facsimile +44 (0) 370 703 6101
Email enquiries:
www.investorcentre.co.uk/contactus
South Africa
BHP Billiton Plc Branch Register
and Transfer Secretary
Computershare Investor Services (Pty) Limited
70 Marshall Street
Johannesburg 2001
Postal address – PO Box 61051
Marshalltown 2107
Telephone +27 11 373 0033
Facsimile +27 11 688 5217
Email enquiries:
web.queries@computershare.co.za
Holders of shares dematerialised into Strate
should contact their CSDP or stockbroker.
New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna Auckland 0622
Postal address – Private Bag 92119
Auckland 1142
Telephone +64 9 488 8777
Facsimile +64 9 488 8787
United States
Computershare Trust Company N.A.
250 Royall Street
Canton, MA 02021
Postal address – PO Box 43078
Providence, RI 02940-3078
Telephone +1 888 404 6340
(toll-free within US)
Facsimile +1 312 601 4331
ADR Depositary, Transfer Agent and Registrar
Citibank Shareholder Services
PO Box 43077
Providence, RI 02940-3077
Telephone +1 781 575 4555 (outside of US)
+1 877 248 4237 (+1-877-CITIADR)
(toll-free within US)
Facsimile +1 201 324 3284
Email enquiries:
citibank@shareholders-online.com
Website: www.citi.com/dr
BHP Billiton Limited Notice of Meeting 2016 31

bhpbilliton